SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Claude Resources Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

182873109
(CUSIP Number)

Robert Mackay Buchan
83 Yonge Street, Suite 200
Toronto, Ontario, Canada, M5C 1S8
(416) 365-5650
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:     ☐

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 182873109		13D	Page 2 of 9 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) ROBERT M. BUCHAN
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☑
6	Citizenship or Place of Organization CANADIAN
Number of Shares	7	Sole Voting Power 6,640,000(1)
Beneficially Owned by	8	Shared Voting Power 6,940,000(2)
Each Reporting	9	Sole Dispositive Power 6,640,000(1)
Person With	10	Shared Dispositive Power 6,940,000(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,580,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0%(3)
14	TYPE OF REPORTING PERSON IN
(1)  Includes 1,320,000 Common Share purchase warrants exercisable within sixty (60) days of the date hereof.
(2)  Includes 3,470,000 Common Share purchase warrants exercisable within sixty (60) days of the date hereof.
(3)  Based on 111,465,186 Common Shares outstanding as of September 30, 2009, as reported on the Issuer’s interim financial statements for the period ending September 30, 2009, filed with the Securities Exchange Commission as exhibit 99.1 to Form 6-K (File No. 1-31956) on November 6, 2009, and after giving effect to the issue and sale of 7,000,000 Common Shares on November 16, 2009 and the deemed exercise of 4,790,000 Common Share purchase warrants held by the Reporting Persons.

Cusip No. 182873109		13D	Page 3 of 9 Pages

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE BUCHAN FAMILY FOUNDATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares	7	Sole Voting Power 0
Beneficially Owned by	8	Shared Voting Power 6,940,000(1)
Each Reporting	9	Sole Dispositive Power 0
Person With	10	Shared Dispositive Power 6,940,000(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%(2)
14	TYPE OF REPORTING PERSON CO
(1)  Includes 3,470,000 Common Share purchase warrants exercisable within sixty (60) days of the date hereof.
(2)  Based on 111,465,186 Common Shares outstanding as of September 30, 2009, as reported on the Issuer’s interim financial statements for the period ending September 30, 2009, filed with the Securities Exchange Commission as exhibit 99.1 to Form 6-K (File No. 1-31956) on November 6, 2009, and after giving effect to the issue and sale of 7,000,000 Common Shares on November 16, 2009 and the deemed exercise of 4,790,000 Common Share purchase warrants held by the Reporting Persons.

Item 1.  Security and Issuer.

The class of securities to which this statement relates is the common shares (the “Common Shares”) of Claude Resources Inc, a Canadian corporation (the “Issuer”). The address of the principal executive office of the Issuer is 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada, S7K 5M5.

Item 2.  Identity and Background.

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.	Mr. Robert Buchan, an individual, is a citizen of Canada and is a retired mining executive. His business address is 83 Yonge Street, Suite 200, Toronto, Ontario, Canada, M5C 1S8.

2.
The Buchan Family Foundation is a private foundation incorporated under the Canada Business Corporations Act for charitable purposes.  Its address is The Buchan Family Foundation, c/o Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3C2.

Other than as described below, during the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Robert Buchan was named in a cease-trade order initially issued April 1, 2005 by the Ontario Securities Commission and lifted on February 22, 2006 against the directors and officers of Kinross Gold Corporation (“Kinross”) for failure by Kinross to file its financial statements.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Mr. Robert Buchan or The Buchan Family Foundation that it is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Common Shares.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds for the Common Shares and warrants to purchase Common Shares (“Warrants”) was personal or available cash on hand, as applicable.  The purchase price for the Common Shares and Warrants was approximately $5,148,800.

Item 4.  Purpose of the Transaction.

The Shares have been acquired for investment purposes.

The Reporting Persons have the following plans and proposals:

(a) Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of securities of the Issuer, but may formulate plans to do so in the future. The Reporting Persons intend to consider whether to increase or decrease their holdings of the Issuer in response to the Issuer’s business prospects, the price and availability of the Issuer’s securities, other investment and business opportunities available to the Reporting Persons and general market and economic conditions.  Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of the Issuer or may decide in the future to sell all or part of their investment in the Issuer;

(b) The Reporting Persons have no plans or proposals to cause the Issuer to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries;

(c) The Reporting Persons have no plans or proposals to cause the Issuer or any of its subsidiaries to sell or transfer a material amount of assets;

(d) Except as described herein, the Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of the Issuer, whether through a change in the number or term of directors or otherwise.  Following the completion of the transaction giving rise to the requirement to file this Schedule 13D, Mr. Robert Buchan joined the Issuer’s board of directors;

(e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of the Issuer;

(f) The Reporting Persons have no plans or proposals to cause the Issuer to make any other material change in its business or corporate structure;

(g) The Reporting Persons have no plans or proposals to cause the Issuer to change its articles of incorporation or bylaws or to take other actions which may impede the acquisition of control of the Issuer by any person;

(h) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of the Issuer to be delisted from any securities exchange or cease to be authorized or to be quoted on an inter-dealer quotation system;

(i) The Reporting Persons have no plans or proposals to cause any class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

(j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)  Based on the most recent information available, the aggregate number and percentage of the Common Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information, including the footnotes thereto, is incorporated herein by reference.

As of the date of the event which required the filing of this Schedule 13D, the Reporting Persons held the following number of Common Shares and Warrants:

Name	Common Shares	Warrants
Robert M. Buchan	5,320,000	1,320,000
The Buchan Family Foundation(1)	3,470,000	3,470,000
(1)  Voting and dispositive decisions controlled by Mr. Robert Buchan.

(b)  The numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information, including the footnotes thereto, is incorporated herein by reference.

(c)  On November 16, 2009, the Reporting Persons acquired 4,790,000 units for $3,448,800, each unit being comprised of 4,790,000 Common Shares and 4,790,000 Warrants, as well as an additional 2,000,000 Common Shares for $1,700,000 (the “Placement”).  Within sixty (60) days prior to the Placement, Mr. Robert Buchan purchased an additional 2,000,000 Common Shares.  Subject to the foregoing, the Reporting Persons have not effected any transactions in the Issuer's securities, including Common Shares or Warrants, within sixty (60) days preceding the date hereof.

(d)  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Shares or Warrants held by the Reporting Persons other than each of the Reporting Persons.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Robert Buchan’s son, Mr. Fraser Buchan, also acquired 210,000 Common Shares and 210,000 Warrants in the Placement.  Mr. Robert Buchan does not share voting or dispositive power with Mr. Fraser Buchan.

Item 7.   Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Ex. 1:  Joint Filing Agreement, dated as of November 27, 2009, among Robert M. Buchan and The Buchan Family Foundation

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2009

By:        /s/ Robert M. Buchan
   Robert M. Buchan

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2009

THE BUCHAN FAMILY FOUNDATION

By:        /s/ Robert M. Buchan
   Name: Robert M. Buchan
   Title: Director

EXHIBIT INDEX
Exhibit No.	Description

1	Joint Filing Agreement dated as of November 27, 2009 among Robert M. Buchan and The Buchan Family Foundation